UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number	000-32525

3W Cyber Logistics Inc.

(Exact name of registrant as specified in its charter)

1208-808 Nelson Street Vancouver, British Columbia, Canada
(604) 683-8018

(Address and telephone number of principal executive offices)

Common Stock with a par value $0.001

(Title of each class of securities covered by this Form)

Not applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d)
remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[X]	Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)
[ ]	Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)
[ ]	Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)
[ ]	Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)
		[ ]	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 38

Pursuant to the requirements of the Securities Exchange Act of 1934, 3W Cyber Logistics Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2006	By:	/s/ Paul Dunn
Paul Dunn, President and Director
(Principal Executive Officer)